Mail Stop 03-05

							March 31, 2005


Via U.S. Mail

Corinne Fallacaro
President, CEO and Director
Global Music International, Inc.
20 Old Stagecoach Road
Redding, CT  06896

Re: 	Global Music International, Inc.
	Amendment No. 2 to Form SB-2, filed on March 24, 2005
	File No. 333-120908

Dear Ms. Fallacaro,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note your response to prior comment 2. Accordingly, please revise your fee table on the registration statement cover page to reflect that the proposed maximum offering price per share for all of the shares you are registering is $.25 per share. Also clarify on the front cover that the price is $.25 per share until there is a trading market. Furthermore, please recalculate the proposed maximum aggregate offering price and amount of registration fee and pay the revised fee.

Prospectus Summary, page 1
The Company, page 1
2. We note your response to prior comment 5. Refer to the paragraph that begins with "We obtain our website content from our website viewer base." Please expand to disclose that you obtain content without compensating the artists.

Funds are not and may not be available to pay demand note, page 6
3. We note your response to prior comment 8. We also note that on the bottom of page 1 you disclose that prior to the purchase, the assets were written down to fair value, which was determined to be $114,500. Additionally, we note that the difference between the fair value of the assets purchased and the note payable was recorded as a dividend. Please revise your risk factor to disclose the fair value of the assets and the dividend to Ms. Fallacaro.
4. We note on page 19 you disclose that Ms. Fallacaro has provided advances that are due on demand. Please revise to disclose all amounts that are due to Ms. Fallacaro on demand.

Business of the Company, page 9
Background, page 9
5. We note that in response to comment 9 you have explained your business model, however, we do not believe that you have discussed the obstacles that you expect to encounter. Please revise to provide investors with a balanced view of your plan or advise.

Methods of Competition, page 13
6. We note your response to prior comment 14. Refer to the last two paragraphs of this section. It seems this discussion would be more appropriate in your plan of operation section. Also, please provide an estimate of the amount of royalty income that you expect to generate either per subscriber or on an aggregate basis.

Plan of Operation, page 13
7. Please clarify your response to prior comment 16. When you say "There is no charge for this" are you referring to no charge for submissions by artists or no charge for consumers to view programming content on your website?


Management`s Discussion and Analysis
Overview, page 18
8. The deficiency you refer to in the final paragraph on this page appears to be the total "stockholders` deficiency" per page F-2 of the filing. Please revise as appropriate.

Selling Shareholders, page 23
9. Revise the last column of the table to show all the shares offered being sold. Thus, the percentage for each should be zero.

Financial Statements
Accountant`s Report, page F-1
10. Please provide a signed accountant`s report in your next amendment. Please see Rule 302 of Regulation S-T for guidance regarding required signatures within electronic submissions.

Exhibit 10.6
11. We note that sections 3.3 and 3.5(a) of Exhibit A say "Intentionally Omitted." Please file a complete copy of the agreement on EDGAR or supplementally confirm that you have filed the complete document. If you would like to request confidential treatment for this or any other section, please submit an application in accordance with Staff Legal Bulletin No. 1, available on our website at www.sec.gov.

Exhibit 10.7
12. It seems that the artist agreement gives you license to use "Licensed Work, without limitation whatsoever, for broadcast on the
IMN Music Video Channel." Please supplementally provide your analysis as to how this agreement gives you license to distribute artist`s work through agreements with telecoms and platform providers. We also note that section 3.7 of your contract with RealNetworks provides that you are responsible for "obtaining all rights and licenses necessary for the authorized use and distribution of the Programming."

Exhibit 10.8
13. We could not locate section 5.2 of Exhibit A. Please file a complete copy of the agreement on EDGAR or supplementally confirm that you have filed the complete document. If you would like to request confidential treatment for this or any other section, please submit an application in accordance with Staff Legal Bulletin No. 1, available on our website at www.sec.gov.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone at (202) 942-1771 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	Mark C. Perry, Esq.
	via facsimile:  (954) 561-0997
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Corinne Fallacaro
Global Music International, Inc.
Page 1